                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 27)(1)

                            The Fairchild Corporation
                            -------------------------
                                (Name of Issuer)

    Class A Common Stock and Class B Common Stock, Par Value $0.10 Per Share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock: 303698 10 4
                        ---------------------------------
                        Class B Common Stock: 303698 20 3
                        ---------------------------------
                                 (CUSIP Numbers)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule  13D,  and is filing this Schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 2 of 8 Pages
303698 20 3
---------------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    THE STEINER GROUP LLC

               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    13-4035166
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Delaware, USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,727,684 Class A Shares*
  OWNED BY                    2,533,996 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,727,684 Class A Shares*
                    2,533,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.8% of Class A Shares, 96.7% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes the conversion of the Class B Shares on a share-for-share basis

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 3 of 8 Pages
303698 20 3
---------------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY J. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Austria
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  219,062 Class A Shares*
  OWNED BY                    30,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              219,062 Class A Shares*
                              30,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    219,062 Class A Shares*
                    30,000 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0% of Class A Shares
                    1.1% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes the conversion of the Class B Shares on a share-for-share basis

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 4 of 8 Pages
303698 20 3
---------------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC I. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  250,938 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              250,938 Class A Shares*
                              15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,978,622 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.7% of Class A
                    97.2% of Class B
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes the conversion of the Class B Shares on a share-for-share basis

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 5 of 8 Pages
303698 20 3
---------------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NATALIA F. HERCOT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  66,837 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              66,837 Class A Shares*
                              15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,794,521 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.0% of Class A Shares
                    97.2% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes the conversion of the Class B Shares on a share-for-share basis

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 6 of 8 Pages
303698 20 3
---------------------------                                --------------------

         The following  constitutes Amendment No. 27 ("Amendment No. 27") to the
Schedule 13D filed by the undersigned. This Amendment No. 27 amends the Schedule
13D as specifically set forth.

Item 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following:

         On December 5, 2006,  the Issuer issued a press  release  entitled "The
Fairchild Corporation "Going Private" Discussions Terminated" wherein the Issuer announced that ongoing "going private"  discussions with FA Holdings I, LLC have been  terminated.  The  press  release  is filed as an  exhibit  hereto,  and is incorporated by reference herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.  Press  release  dated  December  5, 2006  issued  by The  Fairchild
Corporation.

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 7 of 8 Pages
303698 20 3
---------------------------                                --------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best  knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: December 22, 2006                         /s/ Jeffrey J. Steiner
                                                --------------------------------
                                                JEFFREY J. STEINER

Date: December 22, 2006                         THE STEINER GROUP LLC

                                                By: /s/ Eric I. Steiner
                                                   -----------------------------
                                                   Eric I. Steiner
                                                   Co-Manager

Date: December 22, 2006                         /s/ Eric I. Steiner
                                                --------------------------------
                                                ERIC I. STEINER

Date: December 22, 2006                         /s/ Natalia F. Hercot
                                                --------------------------------
                                                NATALIA F. HERCOT

---------------------------                                 --------------------
CUSIP Nos. 303698 10 4 &              13D                      Page 8 of 8 Pages
303698 20 3
---------------------------                                --------------------

                                                                       Exhibit 1

FAIRCHILDCORP

                                                   Contact:  Michael L. McDonald
                                    Sr. Vice President & Chief Financial Officer
                                                                    703-478-5845
                                                  Email: mmcdonald@fairchild.com

THE FAIRCHILD CORPORATION "GOING PRIVATE" DISCUSSIONS TERMINATED

MCLEAN, VIRGINIA (DECEMBER 5, 2006) - The Fairchild Corporation (NYSE: FA) today announced that ongoing "going private"  discussions with FA Holdings I, LLC have been terminated.

ABOUT THE FAIRCHILD CORPORATION

The  business of  Fairchild  consists  of two  segments:  sports & leisure,  and aerospace. Fairchild's sports and leisure segment, known as Fairchild Sports, is comprised principally of Hein Gericke and PoloExpress.  Fairchild Sports designs and sells  motorcycle  protective  apparel,  helmets,  and a large  selection of technical accessories, for motorcyclists. Together, Hein Gericke and PoloExpress operate  238 retail  shops in Germany,  the United  Kingdom,  Austria,  Belgium,
France, Italy, Luxembourg, the Netherlands,  Switzerland and Turkey. Fairchild's
aerospace segment is engaged in the aerospace distribution business which stocks and  distributes a wide variety of parts to operators  and  aerospace  companies providing  aircraft  parts  and  services  to  customers  worldwide.  Additional
information   is   available   on   The   Fairchild    Corporation    web   site
(WWW.FAIRCHILD.COM).

This news release may contain forward looking  statements  within the meaning of
Section 27-A of the Securities Act of 1933, as amended,  and Section 21-E of the
Securities Exchange Act of 1934, as amended.  The Company's actual results could differ materially from those set forth in the forward-looking  statements,  as a result of the risks associated with the Company's  business,  changes in general economic  conditions,  and  changes  in the  assumptions  used  in  making  such forward-looking statements.